UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SINOVAC BIOTECH LTD.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

P8696W104
(CUSIP Number)

1Globe Capital LLC
One International Place, 44th Fl
Boston, MA 02110
617-649-1157
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. P8696W104
1.	Names of Reporting Persons 1Globe Biomedical (Hong Kong) Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,812,855
	8.	Shared Voting Power 11,702,460*
	9.	Sole Dispositive Power 6,812,855
	10.	Shared Dispositive Power 11,702,460*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,515,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.3%**
14.	Type of Reporting Person (See Instructions) OO

*	Consisting of (i) the Subject Shares (described in Item 6 below) and (ii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares.

**	Based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 11, 2018. As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE, among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May, 2018.

CUSIP No. P8696W104
1.	Names of Reporting Persons 1Globe Capital LLC 80-0841812
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,812,855
	8.	Shared Voting Power 11,702,460*
	9.	Sole Dispositive Power 6,812,855
	10.	Shared Dispositive Power 11,702,460*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,515,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.3%**
14.	Type of Reporting Person (See Instructions) OO

*	Consisting of (i) the Subject Shares (described in Item 6 below) and (ii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares.

**	Based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 11, 2018. As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE, among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May, 2018.

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (the “reporting persons” and each a “reporting person”) relating to the common shares, par value $0.001 per share (the “Common Shares”) of Sinovac Biotech Ltd. (the “Issuer”), a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Statement on Schedule 13D (as amended, the “Original Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2017 and amended on March 23, 2018 and March 19, 2019 by 1Globe Capital LLC. Only those items in the Original Statement amended by this Amendment are reported herein.

Item 2. Identity and Background

Item 2 is hereby amended to add the following information:

(a) Name of Person Filing: 1Globe Biomedical (Hong Kong) Company Limited

(b) Address of Principal Business Office: Level 54, 183 Queen’s Road East, Hong Kong

(c) Principal Business: 1Globe Biomedical (Hong Kong) Company Limited’s principal business is to advance healthcare. It is the sole member of 1Globe Capital LLC.

(d)-(e) Criminal and Civil Proceedings During the last five years: None

(f) Place of Organization: Hong Kong

Item 4. Purpose of Transaction

With respect to each reporting person, the Original Statement is incorporated herein by reference.

Pursuant to that certain Share Purchase Agreement, dated as of November 24, 2020, between CDH Utopia Limited, a company incorporated and existing under the laws of the Cayman Islands (the “Purchaser”) and 1Globe Biomedical (Hong Kong) Company Limited (the “SPA”), 1Globe Biomedical (Hong Kong) Company Limited and the Purchaser shall use their reasonable best efforts to procure a person nominated by 1Globe Biomedical (Hong Kong) Company Limited and a person nominated by the Purchaser be appointed or elected as members of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended with respect to each reporting person as follows:

(a)-(b) The information set forth on the applicable cover page hereto is incorporated herein by reference.

(c)-(d) The information set forth in Item 6 hereto is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to (i) the SPA and (ii) that certain Letter Agreement, dated as of November 24, 2020, between the Purchaser, CDH Investment Advisory Private Limited and 1Globe Biomedical (Hong Kong) Company Limited (the “Letter Agreement”) as amended by that certain amendment to the Letter Agreement dated as of December 18, 2020 (the “Letter Agreement Amendment”), on December 18, 2020, 1Globe Capital LLC sold 6,000,000 Common Shares (the “Subject Shares”) to the Purchaser for an aggregate purchase price of $90,000,000, or $15 per Common Share, together with the payment of the Compensation, as defined in paragraph 2 of the amended Letter Agreement. Notwithstanding anything to the contrary in the amended Letter Agreement, the parties thereto have agreed that the amount of the Compensation reflects, among other terms and conditions, (i) the total costs and expenses that have been incurred and are estimated to be incurred by 1Globe Biomedical (Hong Kong) Company Limited and its affiliates in connection with the legal proceedings among 1Globe Capital and its affiliates on the one hand and the Issuer on the other hand, through the final resolution of such proceedings, and (ii) 1Globe Biomedical (Hong Kong) Company Limited’s guarantee against the risk of loss from the Purchaser’s acquisition of the Subject Shares under certain mutually agreed conditions. 1Globe Biomedical (Hong Kong) Company Limited will have shared voting rights with the Purchaser in the Subject Shares and has the right to direct the vote of 70% of the Subject Shares held by the Purchaser from time to time if a consensus cannot be reached. Subject to the foregoing, the exhibits filed in response to Item 7 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1 The SPA

99.2 The Letter Agreement

99.3 The Letter Agreement Amendment

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 18, 2020

1Globe Capital LLC

By:	/s/ Linda Li
Name: Linda Li
Title: Managing Director

1Globe Biomedical (Hong Kong) Company Limited

By:	/s/ Linda Li
Name: Linda Li
Title: Director